UniVision Engineering Limited
8/F Lever Tech Centre
69-71 King Yip Street, Kwun Tong
Kowloon, Hong Kong

January 31, 2012

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	UniVision Engineering Limited Request for Withdrawal of Registration Statement on Form 20-FR Filed December 2, 2011 File No. 000-54559

Dear Ladies and Gentlemen:

UniVision Engineering Limited (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form 20-FR (File No. 000-54559) (the “Form 20-F”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 2, 2011 under the Securities Exchange Act of 1934, as amended, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is withdrawing the Form 20-F to avoid the automatic effectiveness of the Form 20-F sixty days after its initial filing before the Company has had an opportunity to fully respond to the comments of the Commission staff. The Company intends to re-file the Form 20-F once the Company has fully responded to the comments of the Commission staff.

If you have any questions regarding this request for withdrawal, please contact Barry I. Grossman  or David Selengut of Ellenoff, Grossman & Schole LLP at (212) 370-1300.

Thank you for your attention.

Very truly yours,

UniVision Engineering Limited.

By:	/s/ Chun Hung Wong
Name:	Chun Hung Wong
Title:	CEO

cc: Ellenoff Grossman & Schole LLP